UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2010

SILGAN HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Delaware	000-22117	06-1269834
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4 Landmark Square, Stamford, Connecticut	06901
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 975-7110

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8—Other Events

Item 8.01.   Other Events.

On June 8, 2010, the Registrant announced that it has engaged Deutsche Bank Securities Inc. and Banc of America Securities LLC to arrange a proposed new credit facility to refinance its existing senior secured credit facility. For additional information regarding this announcement, refer to Exhibit 99.1 filed with this Current Report on Form 8-K.

Section 9—Financial Statements and Exhibits

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits

Exhibit No.	Description
99.1	Press Release dated June 8, 2010 regarding the proposed refinancing of the existing credit facility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SILGAN HOLDINGS INC.

By: /s/ Frank W. Hogan, III
    Frank W. Hogan, III
    Senior Vice President, General Counsel
     and Secretary

Date: June 11, 2010

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated June 8, 2010 regarding the proposed refinancing of the existing credit facility.